

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

May 18, 2017

Mr. Steven J. McGarry
Executive Vice President and Chief Financial Officer
SLM Corporation
300 Continental Drive
Newark, Delaware 19713

> Re: **SLM Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 24, 2017**
> **File No. 001-13251**

Dear Mr. McGarry:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Notes to Consolidated Financial Statements

Note 6. Allowance for Loan Losses

1. You record a loan loss provision in an amount sufficient to cover life-of-loan expected losses through an impairment calculation based on the difference between the loan's basis and the present value of expected future cash flows when a private education loans enters TDR status. Please disclose the loan loss provision amount recorded specifically under this methodology for your TDRs for each of the periods presented.

Mr. Steven J. McGarry
SLM Corporation
May 18, 2017
Page 2

2. Please tell us and clarify how the amount of loans with a payment default on page F-35 that are considered to be 60 days past due, are reflected in the loan status and aging of TDR loans information provided in the table on page F-34.

3. Please disclose whether the FICO credit score disclosed on page F-36 (and periodically refreshed/updated) is representative of the co-signor or the original borrower.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Marc Thomas, Senior Staff Accountant, at (202) 551-3452, or me at (202) 551-3752 with any questions.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief
Office of Financial Services